UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
April 23, 2015

ORDER GRANTING CONFIDENTIAL TREATMENT
THE SECURITIES EXCHANGE ACT OF 1934

Ligand Pharmaceuticals Incorporated

File No. 1-33093 - CF#32050

Ligand Pharmaceuticals Incorporated submitted an application under Rule 24b-2 requesting an extension of prior grants of confidential treatment for information it excluded from the Exhibits to Forms 10-K filed on March 3, 2011 and February 23, 2012.

Based on representations by Ligand Pharmaceuticals Incorporated that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit	to Form	Filed on	Confidential Treatment Granted
10.114	10-K	March 3, 2011	through March 5, 2018
10.131	10-K	February 23, 2012	through February 23, 2018
10.132	10-K	February 23, 2012	through February 23, 2018
10.133	10-K	February 23, 2012	through February 23, 2018

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary